Exhibit 8.3
                                                                     -----------


                              FROST BROWN TODD LLC
                                 2200 PNC Center
                               201 E. Fifth Street
                           Cincinnati, Ohio 45202-4182
DOUGLAS D. THOMSON               (513) 651-6800
dthomson@fbtlaw.com         Facsimile (513) 651-6981
(513) 651-6935               www.frostbrowntodd.com           September 26, 2003





Board of Directors
Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio 45211

         Re:      Cheviot Savings Bank Charitable Foundation

Ladies and Gentlemen:

         We have been requested by Cheviot Savings Bank to render opinions regarding the federal income tax consequences of the formation and initial funding of a private foundation as part of the proposed reorganization of the Bank from a state chartered mutual savings bank to a state stock savings bank. As part of the overall reorganization (referred to herein as the "Reorganization"), Cheviot Mutual Holding Company will be formed as a federally chartered mutual holding company. In addition, Cheviot Financial Corp. will be formed to own all of the common stock of Cheviot Savings Bank. The Reorganization will be accomplished pursuant to a "Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan" (the "Plan"). Terms that are not defined herein and that are used with initial capitalization when the rules of grammar would not otherwise so require, and which are defined in the Plan and the documents executed and delivered therewith (collectively referred to as the "Transaction Documents"), will have the meanings assigned to such terms in the Transaction Documents.

Facts
-----

         In connection with our opinions, you or your representatives have represented to us and advised us of the following facts.

         Cheviot Savings Bank currently is a state chartered mutual savings bank under the laws of Ohio. It will convert to an Ohio stock savings bank as part of the Reorganization and related stock offering. Cheviot Savings Bank currently engages in banking and banking related activities. The State of Ohio regulates Cheviot Savings Bank, and the FDIC insures its deposits. A membership interest in Cheviot Savings Bank arises from the ownership of a bank deposit account in Cheviot Savings Bank. A membership interest in Cheviot Savings Bank entitles the member to vote for the board of directors and to receive assets and other consideration in the event of the liquidation, dissolution or winding up of Cheviot Savings Bank. The rights inherent in each membership interest are created by operation of Ohio law solely as a result of the


                      Ohio o Kentucky o Indiana o Tennessee
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Board of Directors
September 26, 2003                                          FROST BROWN TODD LLC
Page 2



member's ownership of a bank deposit account in Cheviot Savings Bank and cannot be transferred separately from that bank deposit account. If a bank deposit account were surrendered by the member, the membership interest would cease to exist and would have no continuing value.

         Cheviot Mutual Holding Company will be formed effective upon completion of the Reorganization. Cheviot Mutual Holding Company has not previously engaged in any business. Cheviot Financial Corp. likewise has not previously engaged in any business. Cheviot Financial Corp. also will be formed effective upon the completion of the Reorganization and will own all of the common stock of Cheviot Savings Bank upon completion of the Reorganization.

         Under the terms of the Reorganization, Cheviot Savings Bank will convert to an Ohio stock savings bank and will establish Cheviot Mutual Holding Company and Cheviot Financial Corp. as federal corporations. Upon completion of the Reorganization, Cheviot Financial Corp. will become the majority owned subsidiary of Cheviot Mutual Holding Company, and Cheviot Savings Bank will become a wholly owned subsidiary of Cheviot Financial Corp. It is anticipated that Cheviot Mutual Holding Company will own approximately 55 percent of the shares of Cheviot Financial Corp. common stock, purchasers in a public offering will acquire and own approximately 43.4 percent of the common stock of Cheviot Financial Corp., and a charitable foundation will own the remaining 1.6 percent of the Cheviot Financial Corp. common stock to be outstanding at the midpoint of the offering.

         At the time of the Reorganization, Cheviot Savings Bank intends to establish the Cheviot Savings Bank Charitable Foundation (the "Charitable Foundation"). The Charitable Foundation will be an Ohio non-profit corporation. The Charitable Foundation, within 15 months from the date of its incorporation, will seek a determination from the Internal Revenue Service (the "IRS") that it is tax-exempt as an organization described under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and classified as a private foundation under Section 509 of the Code. The Charitable Foundation will be dedicated to community activities and the promotion of charitable and educational causes (as defined by Section 501(c)(3)) within the marketing area that Cheviot Savings Bank will serve.

         The Charitable Foundation will initially be funded with a contribution by Cheviot Financial Corp. of 75,000 shares of its common stock (the "Common Stock") and by Cheviot Savings Bank of $750,000 in cash. The Common Stock will be traded on the Nasdaq SmallCap Market Exchange.

         The Federal Office of Thrift Supervision (the "OTS") imposes a number of restrictions on the operation of the Charitable Foundation, including the requirement (the "Voting Restriction") that the Common Stock controlled by the Charitable Foundation, for so long as such shares are held by the Foundation, be voted in the same ratio as all other shares of Common Stock which are voted on each and every proposal considered by the stockholders of Cheviot Financial Corp., excluding shares of the Common Stock of Cheviot Financial Corp. owned by


                      Ohio o Kentucky o Indiana o Tennessee
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Board of Directors
September 26, 2003                                          FROST BROWN TODD LLC
Page 3



the Mutual Holding Company. The OTS has the discretion to waive the Voting Restriction under certain circumstances if compliance with the Voting Restriction would: (i) cause a violation of the law of the State of Ohio and the OTS determines that federal law would not preempt the application of the laws of Ohio to the Charitable Foundation; (ii) would cause the Charitable Foundation to lose its tax-exempt status, or cause the IRS to deny the Foundation's request for a determination that it is an exempt organization, or otherwise have a material and adverse tax consequence on the Foundation; or (iii) would cause the Charitable Foundation to be subject to an excise tax under Section 4941 of the Code.

Investigation
-------------

         In connection with our opinions set forth below, we have investigated such questions of law as we have deemed necessary or appropriate for purposes of these opinions. As to questions of fact material to our opinions, we have relied exclusively, without independent investigation, upon the statements and representations of Cheviot Savings Bank and its representatives. Our opinions are limited by the facts and circumstances as represented to and understood by us.

Additional Assumptions and Representations of Facts
---------------------------------------------------

         For purposes of our opinions, we are incorporating all of the factual assumptions and representations made in our opinion to you dated June 27, 2003 concerning the federal income tax consequences of the Reorganization and related transactions. We have further assumed, or you have represented, that:

         (1) The Charitable Foundation's activities will be limited to grant making or contributions to organizations exempt from federal income tax under Section 501(c)(3) of the Code. Within the limits imposed by the Code, the Foundation may also make grants to individuals.

         (2) The Charitable Foundation will adopt and abide by a conflicts of interest policy that, among other things, will prohibit any grants or contributions to an officer, director or employee (including the immediate family members of an officer, director or employee) of the Charitable Foundation, Cheviot Savings Bank, Cheviot Financial Corp., the Mutual Holding Company or any affiliate thereof.

         (3) The number of shares of Common Stock contributed to the Charitable Foundation will not exceed the number of long-term (i.e., longer than one year) shares of the Common Stock.

         (4) The Voting Restrictions imposed on the Common Stock will not survive the sale of the Common Stock by the Charitable Foundation.


                      Ohio o Kentucky o Indiana o Tennessee
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Board of Directors
September 26, 2003                                          FROST BROWN TODD LLC
Page 4



         (5) The Charitable Foundation will not be required to pay any amount for the Common Stock.

         (6) There are no agreements or understandings, written or oral, limiting the Charitable Foundation's ability to freely sell the Common Stock.

         (7) At no time will the Charitable Foundation hold more than 2% of the Common Stock.

Opinions
--------

         Based upon what is set forth above, our opinions are that the formation of the Charitable Foundation and the donation of the Common Stock to the Charitable Foundation by Cheviot Financial Corp. (the "Charitable Transactions") should have the following federal income tax consequences:

         (1) The Charitable Foundation should qualify as exempt from federal income tax under Section 501(a) as an organization described in Section 501(c)(3) of the Code that is classified as a private foundation under Section 509 of the Code. No opinion is expressed on whether the Voting Restriction on the Common Stock will affect the Charitable Foundation's qualification as exempt from federal income tax under Section 501(a) as an organization described in Section 501(c)(3) of the Code.

         (2) The contribution of the Common Stock to the Charitable Foundation by Cheviot Financial Corp. should not constitute an act of self-dealing within the meaning of Section 4941 of the Code.

         (3) Assuming the IRS issues a determination letter that the Charitable Foundation is exempt from federal income tax under
                  Section 501(a) as an organization described in Section 501(c)(3) of the Code, Cheviot Financial Corp. should, subject to the limitation discussed below, be able to deduct the fair market value of the Common Stock that it contributes to the Charitable Foundation. (See Section 170(e)(5) of the Code.)
                  Section 170(b)(2) of the Code limits Cheviot Financial Corp's annual deduction for charitable contributions to 10% of its taxable income (without regard to certain items). To the extent that Cheviot Financial Corp's charitable contributions are in excess of 10% of its taxable income, Section 170(d)(2) of the Code permits Cheviot to carry the excess forward and, subject to the 10% limitation, deduct the excess over the next 5 years. Any excess charitable contribution not deducted within six years from the year in which it is made will be lost.


                      Ohio o Kentucky o Indiana o Tennessee
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Board of Directors
September 26, 2003                                          FROST BROWN TODD LLC
Page 5



         The opinions expressed herein represent our conclusions as to the application of existing federal income tax law to the facts as presented to us, and we give no assurance that changes in such law or any interpretation thereof will not affect the opinions expressed by us. Moreover, there can be no assurance that the IRS will not challenge these opinions or that a court considering the issues will not hold contrary to such opinions. We express no opinion on the treatment of this transaction under the income tax laws of any state or other taxing jurisdictions. We assume no obligation to advise you of any changes concerning the above, whether or not deemed material, which may hereafter come or be brought to our attention.


         Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, of the Charitable Transactions or of any transactions related to the Reorganization or contemplated by the Transaction Documents. This opinion is addressed to you and is being furnished to you solely for your use and for the use of the purchasers of common stock of Cheviot Financial Corp. in connection with the transaction that is the subject of the Transaction Documents. We assume no professional responsibility to any other person or entity. Accordingly, the opinions expressed herein are not to be utilized or quoted by, delivered or disclosed to, in whole or in part, any other person, corporation, entity or governmental authority, or for any other purpose, without the prior written consent of this firm. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.


                                       Very truly yours,

                                       FROST BROWN TODD LLC



                                       By: /s/ DOUGLAS D. THOMSON
                                           --------------------------
                                           Douglas D. Thomson


                      Ohio o Kentucky o Indiana o Tennessee